                                                                Exhibit (a)(121)


         PEOPLESOFT ADVISES STOCKHOLDERS TO TAKE NO ACTION AT THIS TIME
                  IN RESPONSE TO ORACLE'S AMENDED TENDER OFFER


PLEASANTON, CALIF. - NOVEMBER 1, 2004 - PeopleSoft, Inc. (Nasdaq: PSFT) today advised its stockholders to take no action at this time in response to Oracle Corporation's (Nasdaq: ORCL) announcement that it has amended its unsolicited tender offer for all outstanding shares of PeopleSoft. PeopleSoft's Board of Directors, consistent with its fiduciary duties, will meet to review the amended tender offer and make its recommendation to PeopleSoft stockholders in due course.

Previously, the PeopleSoft Board, including its Transaction Committee of independent directors, unanimously rejected Oracle's unsolicited offer four times, most recently when Oracle reduced its offer price from $26.00 to $21.00 per share. Each time, the Board, after careful consideration, unanimously concluded that the offer undervalued PeopleSoft and recommended that PeopleSoft stockholders reject Oracle's offer and not tender their shares. The Board also received the opinions of Citigroup Global Markets Inc. and Goldman, Sachs & Co. that as of February 9, 2004 and May 25, 2004, the $26.00 and $21.00 per share offers, respectively, were inadequate from a financial point of view.

For the third quarter, PeopleSoft announced license revenue of $161 million, record total revenue of $699 million (a 12 percent increase over the prior year), and strong earnings per share, all of which exceeded consensus estimates. The Company anticipates sequential growth in license revenue, pro forma and GAAP earnings per share in the fourth quarter. The Company continues to demonstrate strong sales execution and enters the fourth quarter with a robust pipeline.

PeopleSoft claims compensatory damages of more than $1 billion plus punitive damages in the Company's lawsuit against Oracle, which is scheduled to go to trial before a jury in Oakland, California, on January 10, 2005. PeopleSoft's complaint alleges that Oracle has engaged in unfair business practices, including a deliberate campaign to mislead PeopleSoft's customers and disrupt its business.

Citigroup Global Markets Inc. and Goldman, Sachs & Co. are financial advisors to PeopleSoft.


ABOUT PEOPLESOFT

PeopleSoft (Nasdaq: PSFT) is the world's second largest provider of enterprise application software with 12,750 customers in more than 25 industries and 150 countries. For more information, visit us at www.peoplesoft.com.

IMPORTANT ADDITIONAL INFORMATION

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle's tender offer. PeopleSoft stockholders should read the
Schedule 14D-9 (including any amendments) because these documents contain important information. The Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC's website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements that state PeopleSoft's intentions, beliefs, expectations, or predictions for the future. Forward-looking statements often included use of the future tense, words such as "will", "intends", "anticipates", expects", and similar conditional or forward-looking words and phrases. You are cautioned that these statements are only predictions and may differ materially from actual future events or results. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them. Forward-looking statements in this press release include those relating to PeopleSoft's anticipated license revenue and earnings per share in the fourth quarter and the lawsuit against Oracle scheduled to go to trial in January 2005. Forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include, but are not limited to: the costs and disruption to PeopleSoft's business arising from the Oracle tender offer; the Company's ability to successfully complete the integration of J.D. Edwards into PeopleSoft and to achieve anticipated synergies; economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenue from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in PeopleSoft's most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q, each as filed with the Securities and Exchange Commission.

CONTACTS

Steve Swasey
PeopleSoft, Inc.
Public Relations
(925) 694-5230
steve_swasey@peoplesoft.com

Bob Okunski
PeopleSoft, Inc.
Investor Relations
(877) 528-7413
bob_okunski@peoplesoft.com

Joele Frank/Eric Brielmann
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
jf@joelefrank.com/ewb@joelefrank.com